UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2017
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from _________________ to ___________________

 Commission file number 0-21513

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DXP Enterprises, Inc.
7272 Pinemont
Houston, Texas 77040

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 11-K of DXP Enterprises, Inc., (the "Company") for the year ended December 31, 2017 is filed solely to modify the language regarding the length of relationship as the company's auditor and the auditor's basis for opinion within the Report of Independent Registered Public Accounting Firm to conform to the requirements of the Public Company Accounting Oversight Board.

Report Of Independent Registered Public Accounting Firm

To the Plan Administrator for DXP Enterprises, Inc. 401(k) Retirement Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the DXP Enterprises, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EEPB, P.C.
We have served as the Company's auditor since 1996.
Houston, Texas
June 27, 2018

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31, 2017	December 31, 2016

ASSETS

Investments at fair value:
Interest bearing cash	$255	$357
Mutual funds	119,353	104,094
Common stock	8,412	9,009
Common collective trust	169	168
Total investments at fair value	128,189	113,628
Pooled separate accounts, at contract value	9,506	10,682
Total investments	137,695	124,310

Accounts receivable:
Employee contributions	-	245
Employer contributions	-	-
Total accounts receivable	-	245

Notes receivable from plan participants	2,391	2,791

Total assets	140,086	127,346

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$140,086	$127,346

The accompanying notes are an integral part of these financial statements.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

December 31, 2017

ADDITIONS TO NET ASSETS

Net appreciation (depreciation)	$13,296
Dividends, interest and other income	5,462
Employee contributions	7,127
Employer contributions	-
Rollover contributions	1,047
Total additions to net assets	26,932

DEDUCTIONS TO NET ASSETS

Benefit payments to plan participants	14,142
Plan expenses	50
Total deductions to net assets	14,192

Net change in plan equity	12,740

Plan equity, beginning of year	127,346
Plan equity, end of year	$140,086

The accompanying notes are an integral part of these financial statements.

DXP ENTERPRISES INC. 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
NOTE 1 – DESCRIPTION OF THE PLAN
DXP Enterprises, Inc. 401(k) Retirement Plan (the "Plan") was established January 1, 1991 and is a qualified plan covering all of the eligible employees of DXP Enterprises, Inc. and its subsidiaries (the "Company", or "Plan Sponsor") as defined by Section 401(a) of the Internal Revenue Code and contains a provision for salary reduction contributions under Section 401(k) of the Internal Revenue Code. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
Eligibility
Effective November 1, 2012, all employees of the company are eligible to join the plan 30 days following the hire date with the Company.
Contributions
Employees may elect to contribute 1% to 80% of their eligible salary to the Plan. Effective July 1, 2006, the Plan was amended to provide for an automatic enrollment contribution of 3% of their eligible salary for eligible employees who have not submitted deferral election forms. Employees may direct their contributions to various investment alternatives. Contributions for each employee are limited in any calendar year to an amount which is adjusted annually by the Internal Revenue Service. For 2017 and 2016, the maximum contribution allowed for each employee was $18,000. Additionally, participants who attain the age of 50 during the plan year may make "catch up" contributions in 2017 and 2016 of $6,000. Participants may also contribute amounts representing distributions transferred from other qualified plans. Effective March 1, 2016, the Company suspended employer contributions to the employee benefit program. The Company reinstated the employee match program in October 2017. During the last three months of the year ended December 31, 2017, the Company contributed 50% of employee contributions up to 4% of employee compensation. The Company, at the discretion of the Board of Directors, may also make a profit sharing contribution to the Plan during the year. No discretionary profit sharing contributions were made by the Company for 2017 and 2016.
Participant Accounts
Each participant's account is credited with the participant's contribution, (a) the Company's contribution and (b) investment income or loss, less expenses. Income or loss for each of the investment directives is allocated to the participants' accounts on a daily basis, and is based on the relative units of participation. Benefits paid to participants under the Plan are limited to the vested balance in each participant's account.
Vesting and Payment of Benefits
All participant contributions vest immediately. Company contributions vest according to the following schedule:
Years of Service	Percentage Vested
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more	100%

The normal retirement age under the Plan is 55; however, benefits may be distributed during employment under hardship provisions. Additionally, participants who have attained the age of 59 ½ may receive distributions during employment. If death or permanent disability occurs during employment, an employee's entire account becomes fully vested. Participants may elect to receive distributions in a lump sum or equal installments. Installments are required for employees over the age of 70 ½ to meet the minimum distribution requirements of Internal Revenue Code regulations. Separating participants may elect to rollover their account into another plan, as permitted by Internal Revenue Service regulations.
Notes Receivable from Participants
Participants may borrow a portion of the vested balance of their account, subject to a maximum of $50,000. Notes receivable bear interest at reasonable interest rates and are secured by the participant's account. Notes receivable are valued at amortized cost, which approximates fair value. Principal and interest is paid ratably through payroll deductions.
Forfeitures
Amounts which are forfeited due to termination of employment are used to reduce the Company's matching contribution under the Plan. In 2017, employer contributions were reduced by $497 thousand from forfeited nonvested accounts. At December 31, 2017 and 2016, forfeited nonvested accounts totaled $34 thousand and $315 thousand, respectively. These accounts will be used to reduce future employer contributions.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements of the Plan are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported changes in net assets during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.
Investments
The Plan's investments are valued at fair value with the exception of the fully benefit-responsive investment contract, which is valued at the contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 11 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS
In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Topic 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The adoption of ASU 2015-07 had no effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962) (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31, 2016 with early adoption permitted. As a result, certain disclosures have been eliminated as noted above. This standard did not have a material impact on the Plan's reported results of operations or financial position.
NOTE 4 – INCOME TAXES
Under Internal Revenue Service Announcement 2001-77, when such providers receive a favorable determination letter from the Internal Revenue Service regarding the qualification of the Plan document for tax exempt status, an adopting Plan may rely on this opinion letter. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
NOTE 5 – RISKS AND UNCERTANTIES
Plan participants make choices regarding their investments in securities, and are exposed to risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible those reductions in value can occur in the near term and that such changes could materially affect participant account balances reported in the statement of net assets available for benefits.
NOTE 6 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant's account balance becomes 100% vested.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements (in thousands):
	December 31,
	2017	2016
Net assets, Form 5500	$140,086	$127,101
Contributions receivable	-	245
Net assets, statement of net assets available for benefits	$140,086	$127,346
NOTE 8 – ADMINISTRATION
Administration
The Plan Sponsor uses Fidelity Investments ("Fidelity") as the plan administrator. Among other duties, Fidelity receives contributions, invests and reinvests the Plan's assets, collects income and makes distributions as directed by the Plan Sponsor. Certain administrative functions are performed by the Plan Sponsor. The Plan does not compensate the Plan Sponsor for these services or other expenses paid for by the Plan Sponsor.
During 2017, the average yield for an investment in the NYL Anchorage account was approximately 1.6%.
NOTE 9 – RELATED PARTY TRANSACTIONS
The Plan invests in mutual funds that are managed by Fidelity, who is also the custodian for the Plan. Fees paid by the Plan for the investment management services that were provided by Fidelity are included in net appreciation in fair value of investments. The Plan believes these fees are not significantly different than those that would be charged by other managers of pension assets. During the year ended December 31, 2017 the Plan paid $49,743 to Fidelity in administration fees that are included in administrative expenses.
NOTE 10 – UNCERTAIN TAX POSTITIONS
The Plan did not have unrecognized tax benefits as of December 31, 2017 and does not expect this to change significantly over the next twelve months. The Plan will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2017, the Plan has not accrued interest or penalties related to uncertain tax positions. The Plan remains subject to income tax examination for tax years 2014 and beyond.

NOTE 11- FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Authoritative guidance for financial assets and liabilities measured on a recurring basis applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. Fair value, as defined in the authoritative guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance affects the fair value measurement of an investment with quoted market prices in an active market for identical instruments, which must be classified in one of the following categories:

Level 1 Inputs

Level 1 inputs come from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 Inputs

Level 2 inputs are other than quoted prices that are observable for an asset or liability. These inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs

Level 3 inputs are unobservable inputs for the asset or liability which require the Company's own assumptions.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Collective trust: Valued at the net asset value of units of a bank collective trust. The NAV is based on the fair value of the underlying investments held by the fund less its' liabilities. In accordance with the terms of the plan of trust, the net asset value of the fund is determined daily. Units are issued and redeemed at the latest net asset value. Also, in accordance with the plan of trust, net investment income, if any, and realized and unrealized gains on investments are not distributed. Units may be redeemable at the current NAV at any time without penalty.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Determined based on quoted market prices on the last business day of the plan year as reported by the investment trustee of the Plan's assets.

The following tables summarize the valuation of the Plan's financial instruments by fair value levels (in thousands)

	As of December 31, 2017
	Level 1	Level 2		Level 3		Total
Interest bearing cash	$255	$		$		$255
Mutual Funds:
Large U.S. equity	69,921					69,921
Mid U.S. equity	19,139					19,139
Small U.S. equity	3,426					3,426
International equity	9,872					9,872
Balanced/Asset allocation	6,052					6,052
Fixed income	10,477					10,477
Specialty U.S. equity	466					466
Common Stock:
DXP Common Stock	6,099					6,099
Common stock	2,313					2,313
Total investments measured at fair value	128,020		-		-	128,020
Collective Trusts (1)						169
Total	$128,020		$-		$-	$128,189

	As of December 31, 2016
	Level 1	Level 2		Level 3		Total
Interest bearing cash	$357	$		$		$357
Mutual Funds:
Large U.S. equity	58,522					58,522
Mid U.S. equity	17,015					17,015
Small U.S. equity	3,253					3,253
International equity	8,137					8,137
Balanced/Asset allocation	5,856					5,856
Fixed income	10,636					10,636
Specialty U.S. equity	675					675
Common Stock:
DXP Common Stock	6,676					6,676
Common stock	2,333					2,333
Total investments measured at fair value	113,460		-		-	113,460
Collective Trusts (1)						168
Total	$113,460		$-		$-	$113,628

(1)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been recognized in the fair value hierarchy. The fair value amounts presented in the tables above are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

NOTE 12 – SUBSEQUENT EVENTS

We have evaluated subsequent events through the date the financial statements were filed with the Securities and Exchange Commission. There were no subsequent events that required recognition for disclosure.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END)
EIN – 76-0509661     PLAN #002
(a)		Identity of Issuer, Borrower, Lessor, or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity (c)	Cost *(d)	Value As of December 31, 2017 (e)
	**	FID Contrafund	123,755 shares	N/A	$15,156,282
	**	FID Low Priced Stk	20,379 shares	N/A	1,111,048
	**	FID High Income	78,838 shares	N/A	706,388
	**	FID GOVT MMKT	2,767,600 shares	N/A	2,767,600
	**	FID Total Bond	536,702 shares	N/A	5,710,513
		BROKERAGELINK	2,569,110 shares	N/A	2,568,433
		NYL Anchorage Account	Pooled separate account	N/A	9,506,435
		AM Cent Govt Bd RS	63,695 shares	N/A	696,824
		Harbor Intl Inst	82,033 shares	N/A	5,538,870
		TA Intl Equity R6	77,181 shares	N/A	1,522,008
		TRP Retirement 2005	47,064 shares	N/A	642,424
		TRP Retirement 2015	180,346 shares	N/A	2,701,584
		TRP Retirement 2025	509,477 shares	N/A	8,961,693
		TRP Retirement 2035	359,597 shares	N/A	6,821,550
		TRP Retirement 2045	312,801 shares	N/A	5,777,436
		OPP Developing Mkt Y	21,000 shares	N/A	901,755
		TRP Retirement 2055	85,783 shares	N/A	1,336,492
		TRP Retirement 2050	91,241 shares	N/A	1,416,057
		TRP Retirement 2060	33,559 shares	N/A	404,718
		INVS Divrs Divd R5	223,341 shares	N/A	4,547,232
		Vanguard 500 Index ADM	42,771 shares	N/A	10,556,788
		VANG Mid Cap IDX ADM	5,289 shares	N/A	1,013,029
		VANG Sm Cap IDX ADM	25,564 shares	N/A	1,809,404
		VANG Tot Intl Stk AD	29,706 shares	N/A	906,632
		VANG Real EST IDX ADM	3,960 shares	N/A	465,456
		VANG Bal Index ADM	174,301 shares	N/A	6,051,720
		AB Sm Cap Grth I	12,960 shares	N/A	723,049
		WF Stable Value	3,367 shares	N/A	168,512
		JPM Midcap Value L	126,244 shares	N/A	5,085,091
		TRP Retirement 2040	79,432 shares	N/A	2,163,716
		TRP Retirement 2030	193,218 shares	N/A	5,008,213
		TRP Retirement 2020	206,640 shares	N/A	4,657,669
		TRP Retirement 2010	26,710 shares	N/A	488,251
		AM Cent Eq Grth I	12,687 shares	N/A	411,569
		DLWR Sm Cap Val Inst	12,682 shares	N/A	893,755
		VANG Infl Prot Adm	23,273 shares	N/A	595,785
		OPPHMR Intl Grth Y	22,979 shares	N/A	1,002,330
		NB Mid Cap Grth Inst	733,661 shares	N/A	10,799,488
	**	* DXP Enterprises Stock	206,237 shares	N/A	6,099,255
	**	Participant Loans	3.25% - 10.0% ***,	N/A	2,391,154
			maturity dates from 2018-2026		$140,086,208

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END) (continued)

See accompanying auditors' report.
* Participant-directed investment programs may omit cost basis data
** Party in interest
*** Secured by each Participant's accounts

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN

By:	/s/ Kent Yee
Kent Yee
Senior Vice President and Chief Financial Officer

By:	/s/ Gene Padgett
Gene Padgett
Senior Vice President and Chief Accounting Officer

Dated: June 27, 2018

EXHIBIT INDEX
No. Description

23.1	Consent of Independent Registered Accounting Firm

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-137152 and No. 333-152145) pertaining to the DXP Enterprises, Inc. 401(k) Retirement Plan of our report dated June 27, 2018, in this Annual Report on Form 11-K of the DXP Enterprises, Inc. 401(k) Retirement Plan for the year ended December 31, 2017.

/s/ EEPB, P.C.
Houston, Texas

June 27, 2018